999 West Hastings Street Suite 1180 Vancouver, British Columbia Canada V6C 2W2	Telephone: 604 689 3846 Facsimile: 604 689 3847 Web: www.silver-standard.com

N E W S    R E L E A S E

January 03, 2006	Trading Symbols:
News Release 06-01	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD TO ACQUIRE BERENGUELA PROJECT, PERU

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report a purchase agreement to acquire a 100% interest in the Berenguela project located five kilometers west of Santa Lucia on the altiplano of southern Peru. Under the purchase agreement, Silver Standard will acquire all of the shares of Sociedad Minera Berenguela S.A., a Peruvian company that holds the rights to the Berenguela Project, in consideration of an aggregate payment of US $2 million in cash and US $8 million in shares of Silver Standard and the grant of a 2% net smelter returns royalty on copper capped at US $3 million. The acquisition is subject to acceptance for filing by the TSX.

Prior to signing the purchase agreement, Silver Standard held an option to acquire all of the property’s silver resources by paying US $0.06 per ounce for the defined silver resource and US $0.10 per ounce for all additional silver resources delineated on the property. Under the purchase agreement, Silver Standard is acquiring the entire project for US $0.11 per ounce of silver resources, which includes the project’s significant copper resources. With the acquisition, Silver Standard controls the direction of the project, allowing it to focus on maximizing the value and potential of the project’s silver resources with the integral support of the project’s copper resources.

In August 2005, James A. McCrea, P.Geo., (an independent Qualified Person) prepared for Silver Standard a resource estimate for the Berenguela project in accordance with Canada’s National Instrument 43-101 (see news release 05-16, September 6, 2005) which is summarized in the following table based on a cut-off grade of 50 grams of silver per tonne:

Berenguela, Peru Resource Summary
(Based on a silver cut-off grade of 50 grams/tonne)

Category	Tonnage (tonnes, in millions)	Silver Grade (in grams/ tonne)	Contained Silver (millions of oz.)	Copper Grade (%)	Contained Copper (millions of lbs)
Indicated	15.6	132.0	66.1	0.924	317
Inferred	6.0	111.7	21.6	0.74	98

The Berenguela project covers a zone of polymetallic mineralization at surface. During 2004 and 2005, Silver Standard completed 19,029 meters of reverse circulation drilling in 222 holes on four contiguous mineralized zones. The surface mineralization remains open to the north and east and significant mineral potential remains at depth.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Berenguela.

Silver Standard Resources Inc. is a well-financed silver resource company with $29.0 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $26.2 million at September 30, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources, contained ounces of silver and contained pounds of copper: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces and copper resources expressed in pounds in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.